Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

Date of Board Meeting

The board of directors (the “Board”) of KE Holdings Inc. (the “Company,” together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that a meeting of the Board will be held on Tuesday, May 31, 2022, for the purpose of, among other things, considering and approving the unaudited financial results of the Group for the three months ended March 31, 2022 and the publication.

The Company’s management will hold an earnings conference call on Tuesday, May 31, 2022, at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing/Hong Kong Time on the same day.

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/6687562

A replay of the conference call will be accessible through June 8, 2022, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
Mainland, China:	400-820-9703
Hong Kong, China:	+852-3051-2780
International:	+61-2-8199-0299
Conference ID:	6687562

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, May 19, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.